SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)

Scientific Games Corporation
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

0533223 10 1
(CUSIP Number)

Barry F. Schwartz Executive Vice Chairman MacAndrews & Forbes Incorporated 35 East 62nd Street New York, New York 10065 (212) 572−8600
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d−1(e), 13d−1(f) or 13d−1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 34,255,737 Shares

	8	SHARED VOTING POWER None; See Item 5

	9	SOLE DISPOSITIVE POWER 34,255,737 Shares

	10	SHARED DISPOSITIVE POWER None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,255,737 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.38%; See Item 5
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 26,385,737 Shares

	8	SHARED VOTING POWER None; See Item 5

	9	SOLE DISPOSITIVE POWER 26,385,737 Shares

	10	SHARED DISPOSITIVE POWER None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,385,737 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.10%; See Item 5
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RLX Holdings Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 3,125,000 Shares

	8	SHARED VOTING POWER None; See Item 5

	9	SOLE DISPOSITIVE POWER 3,125,000 Shares

	10	SHARED DISPOSITIVE POWER None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.68%; See Item 5
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Two Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 4,745,000 Shares

	8	SHARED VOTING POWER None; See Item 5

	9	SOLE DISPOSITIVE POWER 4,745,000 Shares

	10	SHARED DISPOSITIVE POWER None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,745,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.59%; See Item 5
14	TYPE OF REPORTING PERSON CO

Item 1.  Security and Issuer

This Amendment No. 9 to the statement on Schedule 13D is filed by MacAndrews & Forbes Incorporated ("M&F"), SGMS Acquisition Corporation ("SGMS One"), RLX Holdings Two LLC ("RLX") and SGMS Acquisition Two Corporation ("SGMS Two") and amends the Schedule 13D originally filed by M&F and SGMS One on November 26, 2003 relating to the Class A common stock, par value $0.01 per share ("Common Stock"), of Scientific Games Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 750 Lexington Avenue, New York, New York 10022.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 31, 2014, SGMS Two entered into a trading plan, effective as of December 31, 2014 (the "Trading Plan"), with UBS Financial Services Inc. ("Broker") pursuant to which Broker is authorized and directed to purchase on behalf of SGMS Two up to 2,000,000 shares of Common Stock during the period ending upon the close of trading on March 16, 2015, subject to satisfaction of certain conditions, including, among others, trading price.  SGMS Two may terminate the Trading Plan at any time.  Purchases under the Trading Plan, if any, will be disclosed as required by applicable law in public filings with the Securities and Exchange Commission, including any required amendments to this Schedule 13D.  A copy of the Trading Plan is filed as Exhibit 16 hereto and the foregoing description of the Trading Plan is qualified in its entirety by reference to the Trading Plan.

 In addition, each of the Reporting Persons continues to reserve the right to acquire or dispose of securities of the Issuer or to formulate other purposes, plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a)-(b)  As of the close of business on January 1, 2015, (i) SGMS One has sole voting power and sole dispositive power over 26,385,737 shares of Common Stock, representing approximately 31.10% of the Common Stock, (ii) RLX has sole voting power and sole dispositive power over 3,125,000 shares of Common Stock, representing approximately 3.68% of the Common Stock and (iii) SGMS Two has sole voting power and sole dispositive power over 4,745,000 shares of Common Stock, representing approximately 5.59% of the Common Stock.

Because SGMS One, RLX and SGMS Two are wholly owned subsidiaries of M&F, M&F may be deemed to have beneficial ownership of the shares of Common Stock beneficially owned by such entities, representing approximately 40.38% of the Common Stock.

Ronald O. Perelman, Director, Chairman and Chief Executive Officer of M&F, may be deemed to beneficially own all the shares of Common Stock beneficially owned by M&F, SGMS One, RLX and SGMS Two.  Mr. Perelman also beneficially owns 44,103 shares of Common Stock, representing less than 0.1% of the Common Stock, which, together with the shares beneficially owned by M&F, SGMS One, RLX and SGMS Two that Mr. Perelman may be deemed to beneficially own, represent approximately 40.43% of the Common Stock.

Barry F. Schwartz, the Executive Vice Chairman of M&F, beneficially owns 74,103 shares of Common Stock, representing less than 0.1% of the Common Stock.

The percentages set forth in the four preceding paragraphs have been calculated based upon 84,829,084 shares of Common Stock outstanding as of October 28, 2014, according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, as filed with the Securities Exchange Commission on October 31, 2014.

(c)  None of the persons named above has effected any transaction with respect to the Common Stock during the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the information contained in Item 4 above, which is incorporated herein by reference.

Item 7.                          Material to be Filed as Exhibits

Exhibit 16	Rule 10b5-1(c) Trading Plan, dated as of December 31, 2014.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated as of: January 2, 2015

MACANDREWS & FORBES INCORPORATED

By:	/s/ Michael C. Borofsky
Name:	Michael C. Borofsky
Title:	Senior Vice President

SGMS ACQUISITION CORPORATION

By:	/s/ Michael C. Borofsky
Name:	Michael C. Borofsky
Title:	Senior Vice President

RLX HOLDINGS TWO LLC

By:	/s/ Michael C. Borofsky
Name:	Michael C. Borofsky
Title:	Senior Vice President

SGMS ACQUISITION TWO CORPORATION

By:	/s/ Michael C. Borofsky
Name:	Michael C. Borofsky
Title:	Senior Vice President